Exhibit 12
A. H. Belo Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the Years Ended December 31,
	2007		2006	2005	2004	2003
Earnings (loss):
Earnings (loss) before income taxes and the cumulative effect of accounting changes	$(348,499)		$27,047	$78,180	$74,034	$100,209
Add: Total fixed charges	36,331		33,348	25,206	18,258	19,619
Less: Interest Capitalized	451		833	84	82	250
Adjusted Earnings	$(312,619)		$59,562	$103,302	$92,211	$119,578
Fixed Charges:
Interest	$34,834		$31,814	$23,661	$16,510	$18,009
Portion of rental expense representative of the interest factor(1)	1,497		1,534	1,545	1,748	1,610
Total Fixed Charges	$36,331		$33,348	$25,206	$18,258	$19,619
Ratio of Earnings to Fixed Charges	—	(2)	1.79	4.10	5.05	6.10

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rental expense for the period indicated

(2)	Adjusted earnings are not sufficient to provide for fixed charges. For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for goodwill impairment of $344,424, which causes the ratio to be deficient. Excluding the non-cash charge, the adjusted earnings would be $31,805 and the ratio of earnings to fixed charges would be 0.9.